EXHIBIT 12.1

TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended April 2, 2011
Fixed charges:
Interest expense*	$44
Estimated interest portion of rents	7
Total fixed charges	$51

Income:
Income from continuing operations before income taxes	$46
Fixed charges	51
Dividends received from TFC	130
Capital contributions paid to TFC under Support Agreement	(63)
Eliminate pretax loss of Finance group	44
Adjusted income	$208

Ratio of income to fixed charges	4.08

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.